SCHEDULE A

Advisory Fee Schedule

Fund	Annual Advisory Fee
Brown Advisory Growth Equity Fund	0.60%
Brown Advisory Flexible Equity Fund	0.60%
Brown Advisory Small-Cap Growth Fund	0.85%
Brown Advisory Small-Cap Fundamental Value Fund	0.85%
Brown Advisory Maryland Bond Fund	0.30%
Brown Advisory Intermediate Income Fund	0.30%
Brown Advisory Strategic Bond Fund	0.40%
Brown Advisory Equity Income Fund	0.60%
Brown Advisory Tax Exempt Bond Fund	0.30%
Brown Advisory Sustainable Growth Fund	0.60%
Brown Advisory – Somerset Emerging Markets Fund	0.90%
Brown Advisory – WMC Strategic European Equity Fund	0.90%
Brown Advisory Mortgage Securities Fund	0.30%
Brown Advisory – WMC Japan Alpha Opportunities Fund	1.00%
Brown Advisory – Macquarie Asia New Stars Fund	1.25%
Brown Advisory Total Return Fund	0.30%
Brown Advisory Global Leaders Fund	0.65%
Brown Advisory Sustainable Bond Fund	0.30%

As approved by the Board of Trustees:  May 2, 2012.
As amended by the Board of Trustees:  May 16, 2017.